Grand Toys International, Inc.

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Filed by Grand Toys International Limited pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Grand Toys International Limited Commission File No. 333-114220

ON APRIL 7, 2004, GRAND TOYS INTERNATIONAL, INC. ISSUED THE FOLLOWING PRESS RELEASE WHICH RELATES TO THE FILING OF MERGER PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH PLAYWELL ACQUISITION.

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GRAND TOYS INTERNATIONAL, INC.

1710 Rte. Transcanadienne

Dorval, Quebec, Canada H9P 1H7

(Nasdaq: GRIN)

AT THE COMPANY:

Tania M. Clarke

Executive Vice President and CFO

(514) 685-2180, ext. 233

E-mail: tania@grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES FILING OF MERGER PROXY IN CONNECTION WITH PLAYWELL ACQUISITION

MONTREAL, CANADA – April 7, 2004 -- Grand Toys International, Inc. (Nasdaq –GRIN), announced that a proxy statement/prospectus on Form F-4 was filed with the SEC yesterday.  The filing was in furtherance of Grand’s previously announced plan to acquire Playwell International Limited and to reorganize Grand into a Hong Kong holding company.  Under the proxy statement contained in the F-4, Grand will be soliciting shareholder approval for:

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the reorganization of Grand, or Grand US, in which it will become a subsidiary of its Hong Kong subsidiary, Grand Toys International Limited, or Grand HK, and Grand US shareholders will receive, in exchange for each share of Grand US, beneficial ownership of one Grand HK ordinary share, which will trade in the U.S. in the form of an American depositary share, or ADS, which will be represented by an American depositary receipt, or ADR; and

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the issuance to Centralink Investments Limited of 10,000,000 Grand HK ADSs, which will be evidenced by Grand HK ADRs, 5,000,000 of which will be in exchange for all of the shares of Playwell International Limited and 5,000,000 of which shall be purchased in consideration for cash and other consideration in a total amount of $11,000,000.  Centralink’s purchase of 5,000,000 Grand HK ADSs is being made in two tranches, one for 3,000,000 Grand HK ADSs at a price of $1.00 per Grand HK ADS and one for 2,000,000 Grand HK ADSs at a price of $4.00 per Grand HK ADS.  The $1.00 subscription price was agreed upon in January, 2003 at a time when Grand US’ market price was $1.00 per share and the $4.00 subscription price was orally agreed upon in January 2004 at a time when Grand US’ market price was $3.00 per share.

The F-4 is also a prospectus of Grand HK for all of the ADSs that it will be issuing to Grand US’s shareholders and 5,000,000 of the Grand HK ADSs that it will be issuing to Centralink.

The F-4 contains important information about the transaction, and investors and security holders are urged to read these documents carefully since they will contain important information about Grand US and Playwell, including detailed business and financial information on Playwell.  Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by Grand US and Grand HK through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.  Investors and shareholders of  Grand US are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.  Upon finalization and clearance by the SEC, Grand US expects to mail the proxy statement/prospectus to shareholders of Grand US.

In a joint statement, Elliot Bier, Chairman of Grand US and Henry Hu, Chairman and Chief Executive Officer of Centralink, the sole shareholder of Playwell, commented:

 “We are delighted to announce this proxy filing because it represents the next step as we move forward toward a new Grand. The merged entity, Grand HK, will reap the benefits of combining Playwell’s manufacturing strength, sourcing expertise and financial resources with Grand US’ marketing and distribution network in North America. The joined company will have expanded product offerings, financial stability and should generate economies of scale.

We believe that the merger will create a vertically-integrated company that will be greater than the sum of its parts and will provide a stronger vehicle for future expansion, and strategic benefits to Grand HK by creating a larger company that has international reach both in Asia and in North America.

We hope to offer our shareholders added value as a result of this combination.”

About Grand Toys International, Inc.

Grand Toys International, Inc., both directly and through its Canadian subsidiary, Grand Toys Ltd., has engaged in the toy business for over 43 years.  Grand develops and distributes a wide variety of toys and ancillary items throughout Canada and markets proprietary products in the United States.  Grand’s business consists of four areas of operation:

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importing and distributing throughout Canada, on an exclusive and non-exclusive basis, a wide variety of well-known toy and leisure products and ancillary items, including party goods, stationary and accessories;

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selling toy products and ancillary items featuring popular characters licensed to Grand;

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earning commissions on the sale of products represented by Grand and shipped directly from an overseas vendor to Canadian customers; and

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selling proprietary products, such as puzzles, mobiles, and gift-related items.

For more information about Grand, please visit www.grand.com.

About Playwell International Limited

Playwell International Limited is a Hong Kong limited holding company with four operating subsidiaries:

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Hong Kong Toy Centre Limited, which develops products for sale under the Playwell brands and supervises the outsourced manufacture of such products, as well as products designed by certain customers for sale under their own brands, by contract manufacturers located primarily in mainland China;

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Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell;

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Great Wall Alliance Ltd., the holder of Playwell trademarks; and

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Asian World Enterprises, Ltd. which holds certain intellectual property licenses from Walt Disney Company and for Crayola branded products.

About Grand Toys International Limited

Grand Toys International Limited, or Grand HK is a Hong Kong limited company and is currently wholly-owned by Grand US.  It has no significant assets or capitalization and has engaged in no activities other than in connection and transactions referenced in the F-4.  As a result of these transactions, Grand HK will become the direct parent holding company of Grand US, Playwell and their respective subsidiaries.

This news release contains certain forward-looking statements and potential benefits from the Company’s acquisition strategy, which are within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand’s management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand’s results of operations is detailed in its filings with the SEC, including the Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 30,  2004, as amended on April 1, 2004.